                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                       For the month of December 30, 1998

                       Dransfield China Paper Corporation
                       ----------------------------------
                               (Registrant's name)


               8th Floor, North Wing, Kwai Shun Industrial Centre
                      51-63 Container Port Road, Kwai Chung
                        New Territories, Hong Kong, China
               --------------------------------------------------
                    (Address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  [X]                      Form 40-F [ ]

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                  Yes [ ]                            No  [X]

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________]

Attached for filing are the unaudited, interim, consolidated financial statements of the registrant, Dransfield China Paper Corporation, and its subsidiaries for the six months ended September 30, 1998.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       DRANSFIELD CHINA PAPER CORPORATION



                                       By: /s/ Thomas J. Kenan
                                           -------------------------------------
                                           Thomas J. Kenan, Director


Date:  December 30, 1998

                          INDEX TO FINANCIAL STATEMENTS


                                                                          Page
                                                                          ----
DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES:

Consolidated Balance Sheets as of March 31, 1998 and
   September 30, 1998                                                       2

Consolidated Statements of Income (unaudited) for the six months
   ended September 30, 1997 and September 30, 1998                          3

Condensed Consolidated Statements of Cash Flows (unaudited) for
   the six months ended September 30, 1997 and September 30, 1998           4

Notes to Consolidated Financial Statements                                5 - 11

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                   AS OF MARCH 31, 1998 AND SEPTEMBER 30, 1998

       (Amounts in thousands, except number of shares and per share data)


                                                            (unaudited)    (unaudited)
                                        Notes   3/31/98       9/30/98        9/30/98
                                                  HK$           HK$            US$

ASSETS
Current assets
     Cash and bank balances                       2,065           240            31
     Accounts receivable, net                    10,663         2,022           261
     Inventories, net                      4      2,521         2,033           262
     Prepaid expenses                               934         1,018           131
     Income tax recoverable                          61            83            11
                                                -------       -------        ------
Total current assets                             16,244         5,396           696
Fixed assets                                    178,434       188,832        24,369
Loan to a related company                  5     14,350        14,350         1,852
Deposit for fixed assets                          2,049          --            --
Other assets                                        200           200            26
                                                -------       -------        ------

                                                211,277       208,778        26,943
                                                =======       =======        ======

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
     Accounts payable                               465           192            25
     Accrued liabilities                          1,219         2,423           312
     Due to a minority shareholder                2,452         2,452           316
                                                -------       -------        ------
Total current liabilities                         4,136         5,067           653
Due to holding company                     6     39,182        38,672         4,991
Loan from a related company                5     14,350        14,350         1,852
                                                -------       -------        ------
                                                 57,668        58,089         7,496

Shareholders' equity:
Common Stock, no par value,
     40,000,000 shares authorized;
     15,585,000 shares issued,                  153,584       153,584        19,820
     and fully paid up
Contributed surplus                        7      2,714         3,362           434
Accumulated deficit                              (2,689)       (6,257)         (807)
                                                -------       -------        ------
Total shareholders' equity                      153,609       150,689        19,447
                                                -------       -------        ------

Total liabilities and shareholders' equity      211,277       208,778        26,943
                                                =======       =======        ======


             The accompanying notes form an integral part of these
                       consolidated financial statements.

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
       FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1997 AND SEPTEMBER 30, 1998

       (Amounts in thousands, except number of shares and per share data)


                                                             Six             Six           Six
                                                            months          months        months
                                             Notes          ended           ended         ended
                                                           9/30/97         9/30/98       9/30/98
                                                             HK$             HK$            US$
Net sales
   Paper handkerchiefs
   - third parties                                              143             --             --
   - fellow subsidiaries                                     14,048             --             --
   Other paper products to third parties                     23,923          3,389            437
                                                        -----------    -----------    -----------
                                                             38,114          3,389            437

Cost of sales:
   Paper handkerchiefs                                      (12,329)            --             --
   Other paper products                                     (22,849)        (3,139)          (405)
                                                        -----------    -----------    -----------
                                                            (35,178)        (3,139)          (405)

Gross profit                                                  2,936            250             32



Selling, general and administrative expenses
    - third parties                                          (3,321)        (2,514)          (324)
    - fellow subsidiaries                                    (1,597)        (1,304)          (168)
                                                        -----------    -----------    -----------
                                                             (4,918)        (3,818)          (492)


Interest income                                                   4             --             --
Interest expense                                               (311)            (3)            --
                                                        -----------    -----------    -----------
                                                               (307)            (3)            --


Other income/ (expenses)
   - compensation from supplier                                 750             --             --
   - loss on disposal of subsidiaries                          (406)            --             --
   - corporate promotion expenses             8                (644)           (11)            (1)
   - others                                                     672             14              2
                                                        -----------    -----------    -----------
                                                                372              3              1

Loss before income taxes                                     (1,917)        (3,568)          (459)

Provision for income taxes                    3
   - Current                                                    (51)            --             --
   - Deferred                                                    --             --             --
                                                        -----------    -----------    -----------
                                                                (51)            --             --
                                                        -----------    -----------    -----------

Net loss                                                     (1,968)        (3,568)          (459)
                                                        ===========    ===========    ===========

Basic and diluted net loss per share (cents)                 (19.79)        (22.89)         (2.95)
                                                        ===========    ===========    ===========

Shares used in computation of
    basic and diluted loss per share                     12,195,083     15,585,000     15,585,000
                                                        ===========    ===========    ===========


                The accompanying notes form an integral part of
                    these consolidated financial statements.

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
       FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1997 AND SEPTEMBER 30, 1998

       (Amounts in thousands, except number of shares and per share data)

                                                                  Six         Six          Six
                                                                 months      months       months
                                                                 ended       ended        ended
                                                                9/30/97     9/30/98      9/30/98
                                                                  HK$         HK$          US$
Net cash provided by operating activities                        15,999         180          23

Cash flows from investing activities:
     Acquisition of fixed assets                                (38,693)     (1,486)       (192)
     Acquisition of further interest in a subsidiary             (5,182)       --          --
     Proceeds from disposal of subsidiaries                         674        --          --
                                                                -------     -------     -------
Net cash used in investing activities                           (43,201)     (1,486)       (192)
                                                                -------     -------     -------

Cash flows from financing activities:
     Advances from holding company                               33,330        --          --
     Repayment of loan to holding company                          --          (519)        (67)
     Repayment of loan to a minority shareholder                 (2,103)       --          --
     New issue of common stock                                    5,779        --          --
     Bank loans and overdrafts, secured                          (6,555)       --          --
                                                                -------     -------     -------
Net cash provided by financing activities                        30,451        (519)        (67)
                                                                -------     -------     -------

Net (decrease) in cash and cash equivalents                       3,249      (1,825)       (236)

Cash and cash equivalents, at beginning
     of period                                                    3,254       2,065         267
                                                                -------     -------     -------

Cash and cash equivalents, at end of period                       6,503         240          31
                                                                =======     =======     =======


             The accompanying notes form an integral part of these
                       consolidated financial statements.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                   FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1998

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


1.   BASIS PRESENTATION

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the management, all adjustments (consisting of normal recurring accruals) considered necessary for a presentation have been included. Operating results for the six months period ended September 30, 1998 are not necessarily indicative of the results that may be expected for the year ending March 31, 1999. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended March 31, 1998 included in the previous Registration Statement.

2.   FOREIGN CURRENCY EXCHANGE

     The financial information has been prepared in Hong Kong dollars ("HK$"), the official currency of Hong Kong. Solely for the convenience of the reader, the financial statements have been translated into United States dollars ("US$") prevailing on September 30, 1998 which was US$1.00 = HK$7.749. No representation is made that the Hong Kong dollar amounts could have been, or could be, converted into US$ at that rate or any other certain rate on September 30, 1998.

3.   INCOME TAXES

     The Company was incorporated in the British Virgin Islands and, under current law of the British Virgin Islands, is not subject to tax on income or on capital gains.

     Grandom Dransfield (International) and Company Limited and Dransfield Paper
     (HK) Trading Limited ("DPT"), wholly-owned subsidiaries of the Company, were incorporated in Hong Kong and under the current Hong Kong tax law, any income arising in and deriving from business carried on in Hong Kong is subject to Hong Kong tax. No tax is charged on dividends received and capital gains earned.

              DRANSNSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                   FOR THE SIX MONTHS ENDED SEPTEMBER 30, 1998

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


3.   INCOME TAXES (continued)

     Guangzhou Dransfield Paper Limited, a co-operative joint venture formed in the PRC in which the Company has a 100% interest, and Jiang Ying Dransfield Paper Co. Ltd. ("JYDP"), an equity joint venture formed in the PRC in which the Company has a 48% interest, are subject to PRC income taxes at the applicable tax rate of 33% for Sino-foreign joint venture enterprises. These two joint ventures are eligible for full exemption from joint venture income tax for the first two years starting from its first profitable year of operations followed by a 50% deduction from the third to fifth year. Under the Income Tax Law applicable to Sino-foreign joint ventures, no PRC income tax was levied on the above companies as they have not commenced operation as at September 30, 1998.

     Total income tax expense differs from the amount computed by applying Hong Kong statutory income tax rate of 16% (1997: 16.5%) to income before taxes as follows:

                                                 Six months  Six months  Six months
                                                   ended       ended       ended
                                                  9/30/97     9/30/98     9/30/98
                                                    HK$         HK$         US$
         Computed expected income taxes             316         571          74
         Non-deductible losses of subsidiaries     (367)       (201)        (26)
         Valuations allowance                        --        (370)        (48)
                                                   ----        ----        ----
                                                    (51)         --          --
                                                   ====        ====        ====

     Deferred tax asset is comprised of the following :

                                                  (unaudited) (unaudited)
                                         3/31/98    9/30/98     9/30/98
                                           HK$        HK$         US$
         Tax losses carried forward        648       1,018         131
         Valuations allowance             (648)     (1,018)       (131)
                                        ------      ------      ------
                                            --          --          --
                                        ======      ======      ======

              DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                       Six Months ended September 30, 1998

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


4.   INVENTORIES, NET

     Inventories are comprised of:

                                                      (Unaudited) (Unaudited)
                                            3/31/98     9/30/98     9/30/98
                                              HK$         HK$         US$
     Raw materials                           2,053       1,585         204
     Finished goods                          1,571       1,547         200
     Less: Allowance for obsolescence       (1,103)     (1,099)       (142)
                                            ------      ------      ------
     Inventories, net                        2,521       2,033         262
                                            ======      ======      ======

5.   LOANS WITH A RELATED COMPANY

     In May 1995, the Company entered into an agreement with a third party, Broadsino Investment Company Limited ("Broadsino") to establish Dransfield Broadsino Paper Holdings Limited ("DBPHL"), a company which is 80% owned by the Company. DBPHL then entered into an agreement to establish a Sino-foreign equity joint venture company, JYDP, which is 60% owned by DBPHL and is principally engaged in paper manufacturing. DBPHL has committed to contribute an amount of US$9.26 million (approximately HK$72 million) to JYDP, to be financed by a shareholders' loan.

     The Company, DBPHL and Broadsino entered into a loan agreement whereby the Company and Broadsino agreed to make an interest-free shareholders' loan of US$9.26 million (approximately HK$72 million) (the "Shareholders' Loan") to DBPHL. Pursuant to another agreement, the Company agreed to make a loan of US$1,852 (approximately HK$14 million) to Broadsino, bearing compound interest at the rate of 6 percent per annum, to finance its share of the Shareholders' Loan to DBPHL. DBPHL has pledged all its assets with the Company and Broadsino for the repayment in full of the Shareholders' Loan. In addition, DBPHL also undertakes to apply any amounts, including dividends, which may be distributed by JYDP to it to repay, in full, the Shareholders' Loan. Broadsino has pledged both its 20 percent shareholding in DBPHL and any amount it may receive from DBPHL as repayment of its proportion of the Shareholders' Loan to secure the repayment, in full, of the loan from the Company. A promissory note has been issued by a wholly owned subsidiary of Broadsino in favour of the Company.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                       Six Months ended September 30, 1998

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


5.   LOANS WITH A RELATED COMPANY (Continued)

     As at September 30, 1998, the Company advanced HK$14,350 (US$1,852) to Broadsino for the capital injection in JYDP, which is classified as a loan to a related company. The same amount of HK$14,350 (US$1,852) is recorded in the consolidated financial statements as long term loan payable to Broadsino by DBPHL. The loan to and loan from a related company have no fixed repayment term.

6.   DUE TO HOLDING COMPANY

     The long term liability balance, which is used to finance the Group's capital investment, is unsecured and interest-free. The holding company has agreed that it will not demand payment of the amount prior to October 1, 1999.

7.   CONTRIBUTED SURPLUS

     The amount represents a net compensation of HK$1,530 (US$198) from a minority shareholder, which was accounted for as a capital transaction in 1997, and stock compensation expenses of HK$1,184 (US$153) recognised for the year ended March 31, 1998, and HK$648 (US$83) recognised for the six months ended September 30, 1998.

8.   CORPORATE PROMOTION EXPENSES

     The Company became a listed company on Nasdaq in April 1997. An amount of approximately HK$11 (US$2) has been incurred and expended during the six months period to September 30, 1998 for corporate expenses incurred in relation to various expenses associated with reporting, communicating to shareholders and investors and the maintenance costs associated with the various compliance filings as required by various authorities.

          DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES NOTES TO
                 CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                       Six Months ended September 30, 1998

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


9.   LOSS PER SHARE

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share". In accordance with this statement, the Company changed the method previously used to compute net income/loss per share and restated all prior periods presented.

     Basic net income/loss per share is computed using the weighted average number of common shares outstanding during the periods. Diluted net income/loss per share is computed using the weighted average number of common and potentially dilutive common shares during the periods, except those that are antidilutive.

     The basic net loss per share for the six months ended September 30, 1997 and 1998 were computed by dividing net loss applicable to common stock, including the cumulative dividends in arrears (note 10), by the weighted average number of 12,195,083 and 15,585,000 shares of common stock, respectively, which were outstanding during the two years on the assumption that the 9.3 million shares of common stock issued to DHL upon the effectiveness of the merger had existed at April 1, 1996.

     The effect of employee stock options, warrants and the preferred stock outstanding during the two periods is anti-dilutive.

10.  PREFERRED STOCK

     The holders of the Series A convertible preferred stock are entitled to receive, out of surplus, a cumulative dividend at the rate of US$0.15 per share per annum and, after the payment of this dividend, they are entitled to participate in dividends set apart or paid on other capital stock of the Company on the same basis as the holders of the Company's common stock. In case of liquidation of the Company, these preferred stock holders shall be entitled to receive US$1.50 for each share of the Series A convertible preferred stock before any distribution of the assets of the Company to other capital stock holders, plus all accrued and unpaid dividends declared hereon and other considerations before the other capital stockholders share in the liquidation of the assets. This class of preferred stock is convertible at the option of the holders into one share of common stock of the Company and has equal voting rights with the common stockholders.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                       Six Months ended September 30, 1998

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


10.  PREFERRED STOCK (Continued)

     The 2.3 million shares of the Series A convertible preferred stock were converted to 2.3 million shares of common stock on May 30, 1997.

     Up to May 30,1997 , the aggregate amount of the dividends in arrears for the six months ended September 30, 1997 was HK$446 (US$58). There is no dividends in arrears in respect of these preferred stock for the six months ended September 30, 1998.

11.  FINANCIAL INSTRUMENTS

     The carrying amount of the Company's cash and bank balances approximate their fair value because of the short maturity of those instruments. The carrying amount of the Company's borrowing approximate their fair value based on the borrowing rates currently available for borrowings with similar terms and average maturities, except for the loans from holding company, which, due to their nature, the fair value is not determinable.

12.  CONCENTRATION OF RISK

     Concentration of credit risk:

     The Group's principal activities are distribution of fine paper and paper handkerchiefs. The Group has long standing relationships with most of its customers. The Group performs ongoing credit evaluation of its customers' financial conditions and, generally does not require collateral.

     The allowance for doubtful accounts the Group maintains is based upon the expected collectibility of all accounts receivable.

               DRANSFIELD CHINA PAPER CORPORATION AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                       Six Months ended September 30, 1998

               (Amounts in thousands, unless otherwise stated and
                   except number of shares and per share data)


12.  CONCENTRATION OF RISK (Continued)

     Current vulnerability due to certain concentrations:

     The Group has investments in the PRC. The value of the Group's investment may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for the past 18 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC's political, economic and social life. There is also no guarantee that the PRC government's pursuit of economic reforms will be consistent or effective.